July 13, 2015

VIA EDGAR

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83

This letter omits confidential information included in the

unredacted version of this letter that was delivered to the Staff.

Redacted information is reflected with an “*.”

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	ARRIS Group, Inc. Form 10-K for the Year Ended December 31, 2014 Filed February 27, 2015 File No. 0-31254

Dear Mr. Spirgel:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 29, 2015 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the year ended December 31, 2014, filed by ARRIS Group, Inc. (“we,” “us,” “our” or the “Company”).

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Comparison of Operations for the Three Years Ended December 31, 2014, page 39

1.

Please tell us the consideration given to expanding your discussion of segment revenue, SG&A, R&D expenses, and direct contribution to quantify and discuss the significant components within operating income that would enable readers to understand your business better. For example, for the CPE segment you state that the 50.7% increase in revenue, “is attributable to the inclusion of sales associated with our acquisition of Motorola Home as well as the introduction of new products, in particular the XG1 and

United States Securities and Exchange Commission

July 13, 2015

Verizon Media Server (VMS) video gateways. The sales increase was also driven by strong cable and telco set-tops and broadband device demand.” However, you do not quantify these changes or provide the actual revenue figures necessary to put these changes in proper context. Refer to Items 303(A)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Response

As noted in the filing, we completed the acquisition of the Motorola Home business from a subsidiary of Google, Inc. (“Google”) in April 2013 (the “Motorola Home Acquisition”). The Motorola Home business was significantly larger than our historical business, with the Motorola Home business recording net sales for 2012 (the last full year prior to the acquisition) of almost three times those recorded by the Company for the same period. As a result, the impact of combining this much larger business, with that of ARRIS was by far the primary reason for the change in revenues with the impact from the other factors listed being immaterial in comparison. The disparate impact of the acquisition compared to the other factors also was highlighted in the risk factor in Item 1A of the Annual Report on Form 10-K captioned “The Completion of the Motorola Home acquisition will continue to have a significant impact on our operations and financial statements going forward.” In future filings, ARRIS will quantify any material factors impacting the components within operating income to put the changes described in the proper context.

Selling, General, and Administrative, or SG&A, Expenses 2014 vs. 2013, page 41

2.	We note your statement that, “certain information technology and other costs, formerly allocated to SG&A have been reclassified effective January 1, 2014 to cost of sales and research and development as a result of the way we review the business.” Please tell us specifically the expenses reclassified and their value. Tell us why you did not reclassify prior periods to conform to current period presentation. Also, tell us in detail if other potential expenses related to cost of sales are classified outside of cost of sales. Please disclose the types of cost included in cost of sales and SG&A to allow investors to better understand gross margin and your results of operations.

Response

Although we used the term “reclassification” with respect to this disclosure, this term was not the most appropriate description as there was no “reclassification” as that term is used under US GAAP. Instead, there was a change in how the costs were allocated as the Motorola Home business was integrated into the Company. In future filings, we will revise our disclosure to more clearly explain the nature of the change.

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July 13, 2015

The expenses noted in the comment related to information technology (“IT”) and other costs. Following completion of the Motorola Home Acquisition, Google provided IT and other services to ARRIS under a transition services agreement (“TSA”). These services were part of a pool of commingled services performed by Google to support not only its own IT infrastructure and other functions but also the Motorola Home business.

During 2013, we recorded the TSA costs by category and function based upon an allocation approach that was based upon the provision of those services to the stand-alone operations of the acquired business at the time of the acquisition. Over the course of 2013, we expanded our own infrastructure to take over these functions, and we assumed these functions over the course of 2014. As we took control over these functions, we updated the allocations to reflect the services provided to the newly combined business, the build-up of internal resources to transition off the TSA and the support level required for performing the different functions of the combined enterprise on a stand-alone basis.

Had the change in allocation been applied to 2013, the impact on both gross margin – a 0.6% decrease – and operating expenses (excluding amortization of intangible assets, restructuring charges and acquisition, integration and other costs) – a 0.9% decrease – would have been immaterial.

No other potential expenses related to cost of sales are classified outside of cost of sales. Our “cost of sales” includes costs incurred in providing products and services to our customers, specifically direct material, direct labor, direct overhead costs for items such as depreciation, freight-in, and outside services, as well as certain other indirect costs such as the allocation of IT and other costs in support of providing products and services, as previously discussed. Our selling, general and administrative costs include our direct and indirect selling expenses and all general and administrative expenses. In future filings, we will disclose a description of the costs included in cost of sales and selling, general and administrative expenses.

Note 10. Segment Information, page 92

3.	We note based on your disclosure on pages 5 and 6 that each of your segments is made up of several product and service groups. As such, please disclose revenues from external customers for each product and service or each group of similar products and services in accordance with ASC 280-10-50-40.

Response

ASC 280-10-50-40 requires us to disclose, revenues from either external customers for each product and service or each “group of similar products and services,” unless it is impracticable to do so.

United States Securities and Exchange Commission

July 13, 2015

Our interpretation of the guidance in ASC 280 is that it requires an entity to disclose the amount of revenues derived from transactions with external customers for each product or service or each group of similar products or services, only when the segment information is not reported that way (e.g. geographic-based segments) as the disclosure of revenues by similar products is already captured in the segment disclosure. The Company has concluded that it has two reportable segments (which are also its operating segments): Customer Premises Equipment (CPE) and Network & Cloud (N&C). These reportable segments were determined based on the nature of the products and services offered. Since the Company believes that its revenues are from a group of similar products — that is CPE products and N&C products — the Company does not believe that further breakdown of revenues from those revenues as reported in the Company’s Segment footnote is required.

Note 16. Income Taxes. page 99

4.	We note per your disclosure on page 102 that your unrecognized tax position balance changed in total by approximately $20 million from prior year. This change was significantly impacted by the line item labeled “gross increases in tax positions from prior periods.” Please disclose the reason for the large adjustment. Provide us with your proposed future disclosure.

Response

The change in reserves for uncertain tax positions was primarily related to two matters. The first matter involved an intercompany reorganization of certain of the Company’s foreign subsidiaries, where the transaction did not meet, on a more-likely-than-not basis, the requirements of the Internal Revenue Code to avoid the “recapture” of what are referred to as “dual consolidated losses” that resulted in the recognition of additional taxable income in the period. [*] This conclusion was based on management’s best judgment given the facts, circumstances and information available at the reporting date.

We considered the Staff’s comment on proposed future disclosure of the “reasons for the large adjustment” in the Company’s income tax reserve and continue to believe that the current disclosures are adequate under the circumstances to inform the users of the financial statements regarding the level of uncertainty in the income tax position of the Company given that a majority of the change in question is related to the income tax error related to the intercompany reorganization and is disclosed in footnote 21. Additionally, we do not believe that ASC 740 requires a narrative discussion to accompany the tabular reconciliation of uncertain tax positions. However, in future filings, we will separately present the portion related to the error.

United States Securities and Exchange Commission

July 13, 2015

Note 21. Summary Quarterly Consolidated Financial Information (unaudited), page 112

5.	We note your statement that you believe that the impact of the $9.8 million income tax expense error is not material in accordance with ASC 250. In this regard, we also note that the error is approximately 20% of your net loss for the year ended December 31, 2013. Please tell us in detail how you were able to conclude that the results of operations for the year ended December 31, 2013 were not materially misstated.

Response

While we note that the out-of-period adjustment of $9.8 million recorded during the third quarter ended September 30, 2014 represents approximately 20% of GAAP net loss for the year ended December 31, 2013, we concluded that the error was not material, either individually or in aggregate, to any prior period and the correction of the error was not material to the 2014 financial statements. Our evaluation of the materiality of the error and its correction, which was performed and documented contemporaneously with the discovery of the error, included both quantitative and qualitative considerations pursuant to SAB No. 99 and SAB No. 108. We also considered the guidance in ASC 250.

Quantitative analysis

In assessing materiality, the Company concluded that for the period ended December 31, 2013, viewing the misstatements as a percentage of net loss or income tax benefit is not meaningful in the circumstances, as the Company was in a net loss position for 2013 and operating results were significantly impacted by non-routine events and only partial-year operating results for the acquired Motorola Home business were included, which make our 2013 operating results unusual and not reflective of our regular operations for purposes of assessing materiality. As such, the Company concluded that assessing materiality as a percentage of gross margin (generally 1% to 2%), in the period of a loss year, would be the appropriate measure to use for establishing a materiality threshold. Our overall quantitative measure was established based on our assessment of an amount the users of the financial statements would consider to be material under the circumstances. Our assessment was based in part on the fact that in a period of losses or where the Company is operating at or near a break-even levels, we believe earnings-based measures of materiality have limited usefulness to the users of the financial statements.

We understand that it is common in these circumstances for registrants and their auditors to use other operating measures to develop quantitative thresholds as “rules of thumb” to assist registrants in the preparation of their financial statements, and auditors in their evaluation of whether items might be considered material to users of a registrant’s financial statements. Accordingly, our practice has been to establish an overall measure

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July 13, 2015

of materiality generally using 1%-2% of gross margin as a quantitative measure to evaluate whether misstatements are material in periods where the Company operated at a loss or at or near breakeven. Our threshold was developed based on our judgment about the expectations of the users of the financial statements and represents the magnitude of an error that we believe users of the financial statements would consider consequential to our operating results where we operated at a loss in a given period.

We believe that our practice is consistent with SAB No. 99, which states the following:

The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that — without considering all relevant circumstances — a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality.

Accordingly, our assessment begins with a quantitative assessment and is supplemented by an assessment of various qualitative considerations consistent with SAB No. 99, as follows.

Our quantitative analysis included the review of the materiality of the misstatement on the following financial measures:

•	The impact of the error was less than the low end of our overall quantitative measure of materiality (generally a range of 1%-2% of gross margin) for the period ended December 31, 2013.

•	The error as a percentage of net loss or income tax benefit was not meaningful in the circumstances given the Company’s unusual results for the year ended December 31, 2013.

•	The impact of the error was less than 5% of any balance sheet subtotal.

We further noted that the misstatement and the out-of-period correction had no cash flow impact and did not have a material impact on our net assets or financial position for the prior or the then current period. The error was even less material to the 2014 period, as a result of the operating results for that year.

United States Securities and Exchange Commission

July 13, 2015

Qualitative analysis

The qualitative factors we considered included, but were not limited to, the following:

•	It is unlikely the error would affect the economic decisions of the users of the financial statements, as the primary impact relates to the income taxes relating to a specific transaction and not to the operations of the Company or its long-term income tax position.

•	The error did not affect the overall accuracy of the financial statements (given the Motorola Home Acquisition and other non-routine items included in 2013) or the trend of earnings. The difference between a $49 million net loss and a $59 million net loss, particularly given the nature of the error, would not have had a meaningful impact on the overall financial statements.

•	The error did not affect the Company’s compliance with covenants under debt or similar agreements, regulatory requirements or contractual requirements. Our debt covenants are EBITDA-based and therefore the income tax error has no impact.

•	The error did not relate to the incorrect selection or application of an accounting policy that has a material effect on the current period’s financial statements or that is likely to have a material effect on future periods’ financial statements. The impact related to income tax on an intercompany transaction that is not expected to recur.

•	The error did not disguise a change in earnings or other trends, especially in the context of general economic and industry conditions. The impact did not alter the trend of earnings in a meaningful way as the Company had a loss in 2011, income in 2012 and a loss again in 2013. It did not change net income to a loss and is not an indication of income smoothing intended to mask an economic trend. Additionally, the Motorola Home Acquisition occurred in 2013, and the Company reported a loss, including significant integration and restructuring costs. The acquisition resulted in a significant change in the size of the entity in 2013, so there is limited comparability to prior periods as a result, even absent the error.

•	The error did not represent a recurring misstatement that will likely continue in future periods given that it related to the intercompany restructuring that occurred in 2013.

United States Securities and Exchange Commission

July 13, 2015

•	The error did not impact management compensation programs or create an award that otherwise would not have been achieved, as the performance criteria used in bonus plans are based on revenue and direct operating income. Further, the error had no impact on equity compensation awards.

•	The error was not significant with regard to our understanding of known previous communications to users of the financial statements (e.g., in relation to forecast earnings).

•	The error did not affect key ratios monitored by analysts or other key users of the financial statements. Key statistics monitored by analysts include revenues, adjusted earnings/EPS (non-GAAP) and EBTIDA. While the Company provides guidance on the effective tax rate, it is of lesser significance than these operating measures. Additionally, the effective tax rate typically is adjusted to exclude discrete tax items.

•	The error did not relate to items involving related parties or known users of our financial statements.

•	The error did not involve implications involving fraud or suspected non-compliance with laws and regulations, violations of contractual provisions or conflicts of interests.

•	The error did not cause our disclosures to be inadequate or omit information not specifically required by the applicable financial reporting framework but which, in our judgment, is important to the users’ understanding of the financial position, financial performance or cash flows of the entity or conveys something in a false or misleading manner, as the impact would not result in the use of cash in the short term as the Company had sufficient tax assets (NOLs and other tax credits) to offset the tax in 2014, and, while the error did impact the Company’s effective tax rate, the error related to a non-routine transaction and did not impact the long-term effective tax rate of the Company.

•	The error did not affect other information that was communicated in documents containing the audited financial statements that may reasonably be expected to influence the economic decisions of the users of the financial statements – see previous bullet.

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July 13, 2015

•	The error did not affect segment information presented in the financial statements as income taxes are not allocated to the segments

The quantitative and qualitative conclusions were considered both individually and in the aggregate by management in determining whether or not the item at issue was material to the consolidated financial statements of the Company for any periods presented. Management concluded that it was not.

We also note that the error was discussed with the Audit Committee, which concurred with the conclusions described above.

Definitive Proxy Statement Incorporated by Reference Into Part III Compensation Discussion and Analysis, page 22

6.	We note that base salaries of your named executive officers increased on a larger scale that in recent years. We also note that incentive compensation is paid as a percentage of base salaries depending on the level that performance objectives are met. In future filings, please provide a discussion of how base salaries for the NEOs were determined.

Response

In future filings, we will provide a discussion of how base salaries for the NEOs were determined.

*        *        *         *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

July 13, 2015

If you have any questions regarding the responses to the comments above or require additional information, please contact the undersigned at (678) 473-2000.

Sincerely,

/s/ David B. Potts
David B. Potts Executive Vice President, Chief Financial Officer and Chief Accounting Officer

cc W. Brinkley Dickerson, Jr. (Troutman Sanders)